LIST OF SUBSIDIARIES OF RICE ENERGY INC.

Name of Subsidiary	Jurisdiction of Organization

Rice Energy Appalachia, LLC	Delaware

Rice Drilling B LLC	Delaware

Rice Drilling C LLC	Pennsylvania

Rice Drilling D LLC	Delaware

Rice Poseidon Midstream LLC	Delaware

Rice Olympus Midstream LLC	Delaware

Countrywide Energy Services, LLC	Pennsylvania

Blue Tiger Oilfield Services LLC	Delaware

Alpha Shale Holdings, LLC	Delaware

Alpha Shale Resources, LP	Delaware